UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NOVUS ROBOTICS INC.

(Name of Issuer)

Series 8 Preferred Stock. $0.001 Dar value per share

(Title of Class of Securities)

n/a

(CUSIP Number)

BERARDINO PAOLUCCI

7669 Kimbel Street

Mississauga, Ontario

Canada L5S IA7

Telephone No. 905-672-7669

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule !3d-!(b)(3) or (4), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Berardino Paolucci I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): n/a
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [ ] Not applicable
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 24,999,950 Shares of Series 8 preferred stock (1)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 24,999,950 Shares of Series 8 preferred stock (1)
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,999,950 Shares of Series B preferred stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IND

(1)	Each share of Series B Preferred Stock shall have that number of votes equal to five thousand (5,000) shares of common stock at any special or annual meeting of the stockholders of the Issuer and in any act by written consent in lieu of any special or annual meeting of the stockholders of the Issuer.

This amendment to statement on Schedule 13D is filed pursuant to Rule 13d-l(d) under the Securities Exchange Act of 1934, as amended, the (“1934 Act”). Berardino Paolucci is referred to herein as the “Reporting Person”.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is Series B preferred stock, at a par value of $0.001 per share (collectively, the “Shares”), of Novus Robotics, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7669 Kimbel Street, Mississauga, Ontario, Canada L5S IA7.

Item 2. Identity and Background

(a) Name:

This statement is filed by Berardino Paolucci.

(b) Residence or business address:

The business address of the Reporting Person is 7669 Kimbel Street, Mississauga, Ontario, Canada L5S IA7.

(c) Present principal occupation and employment:

President/Chief Executive Officer and a Member of the Board of Directors of the Issuer.

(d) Criminal proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Civil proceedings:

The Reporting Person has not been, during the last five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Canada

Item 3. Source and Amount of Funds or Other Consideration

See Item 4 below.

Item 4. Purpose of Transaction

On February 25, 2016, the Reporting Person acquired in a private transaction an aggregate of 24,999,950 shares of Series B preferred stock of the Issuer at $0.001 per share. The shares of Series A preferred stock were issued in accordance with the terms and provisions of that certain technology purchase agreement dated February 25, 2016 among the Issuer, the Reporting Person and Drasko Karanovic (the “Technology Purchase Agreement”). The Reporting Person and Drasko Karanovic (collectively, the “Sellers”) had previously researched, created and developed medical robotics technology, which deals with the design, construction and operation of robots in automation for medical and surgical purposes (“Medical Robotic Technology”).

In accordance with the terms and provisions of the Technology Purchase Agreement, In accordance with the terms and provisions of the Technology Purchase Agreement, the Issuer acquired all of the Sellers’ right, title and interest in and to certain assets as follows (the “Assets”): (a) all plans, specifications, drawings, concepts, designs, prototypes, techniques, tools, diagrams, outlines, descriptions, information, data, engineering studies and reports, test results, models, manufacturing processes and flowcharts; (b) all raw materials, supplies, work in progress, finished product and lists of suppliers; (c) all software programs and software code relating thereto, if any and all copies and tangible embodiments of the software programs and software code (in source and object code form), together with all documentation related to such programs and code; (d) all intellectual property rights including, but not limited to, future patent applications, patents, trademarks, trade names, copyrights, exercisable or available in any jurisdiction of the world, and the exclusive right for the Issuer to hold itself out to be the successor to the Medical Robotic Technology business of Sellers; (e) all licenses to the Assets and properties of third parties (including licenses with respect to intellectual property rights owned by third parties); (f) claims, causes of actions, royalty rights, deposits, and rights and claims to refunds (including tax refunds) and adjustments of any kind (including rights to set-off and recoupment), and insurance proceeds; (g) all Internet domain names and registrations that are held or owned by Sellers which relate or refer to the business or Assets; (h) all franchises, permits, licenses, agreements, waivers, and authorizations from, issued, or granted by any governmental authority; and (i) copies of marketing and sales information, including potential pricing and customer lists.

In further accordance with the terms and provisions of the Technology Purchase Agreement, the Issuer issued to each of Messrs. Paolucci and Karanovic 24,999,950 shares of its Series B Preferred Stock.

Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(t)	any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed·end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of February 25, 2016, the Reporting Person is the beneficial owner of 24,999,950 shares of Series B preferred stock of common stock of the Issuer representing 50% of the Issuer’s issued and outstanding shares of Series B preferred stock.

(b)	As of February 25, 2016, the Reporting Person has the power to vote and direct the disposition of 24,999,950 shares of Series B preferred stock.

(c)	The Reporting Person has not effected any other transactions in the Issuer’s securities, including common stock of the Issuer, within 60 days preceding the date hereof.

(d)	Not applicable.

(e)	The Reporting Person is the beneficial owner of 24,999,950 shares of Series B preferred stock of the Issuer’s common stock as of February 25, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, the Reporting Person does not have any other contracts, arrangements, understandings or relationships with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, 1 certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2016	/s/ Berardino Paolucci
Berardino Paolucci